Exhibit 4.2


AMENDMENT OF THE KROLL-O'GARA COMPANY 2000 STOCK OPTION PLAN FOR EMPLOYEES

WHEREAS, the Compensation Committee has determined that it is advisable and in the best interests of Kroll Inc. (the "Corporation") and its shareholders to increase the number of shares underlying options to be granted under The Kroll-O'Gara Company 2000 Stock Option Plan for Employees (the "Plan") in order to retain personnel;

WHEREAS, the Compensation Committee has recommended to the Board of Directors that it approve an amendment to the Plan to increase the number of shares underlying options to be granted thereunder;

WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders to increase the number of shares underlying options to be granted under the Plan in order to retain personnel;

NOW, THEREFORE, BE IT

RESOLVED, that an amendment to the Corporation's Plan to increase the total number of shares of common stock, par value $.01 per share ("Common Stock") issuable under the Plan to 3,750,000 shares of Common Stock is hereby approved and adopted;

RESOLVED, that an additional 750,000 shares of Common Stock shall be set aside and reserved for issuance upon the exercise of options granted pursuant to the Plan, subject to adjustments as may be required in accordance with the terms of the Plan;

RESOLVED, that all such shares of Common Stock, when issued upon the exercise of options granted under the Plan in accordance with the terms of the Plan, shall be duly and validly issued, fully paid and non-assessable shares of capital stock of the Corporation.